April 26th, 2006

Mr. Christopher White

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. White:

Please find attached Cistera Networks’ responses to SEC Comments (File # 000-17304). As in previous responses, we have amended certain filings that will be re-filed when this review has been approved.

In all instances, Cistera has chosen to utilize the most conservative accounting practices available for revenue and expense recognition purposes and classification of financial instruments.

Please let me know, after your review of Cistera’s responses, if there will be any additional potential changes to our filings. If you have any questions or concerns, please do not hesitate to contact me at (972) 381-4695.

Regards,

/s/

Jim Miller

VP-Operations

Cistera Networks

jmiller@cistera.com

17304 Preston Rd. Suite 975

Dallas, TX 75252